SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: November 25, 2003
(Date of earliest event reported)

JOHN DEERE CAPITAL CORPORATION

(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)
1-6458
(Commission File Number)

36-2386361
(IRS Employer Identification No.)

1 East First Street
Suite 600
Reno, Nevada 89501
(Address of principal executive offices and zip code)
(775)786-5527
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

Item 5.   Other Events.

The following is disclosed on behalf of the company's credit subsidiary, John Deere Capital Corporation (JDCC), in connection with the disclosure requirements applicable to its periodic issuance of debt securities in the public market.

JDCC's net income was $70.9 million for the fourth quarter and $280.5 million for the year, compared with $57.2 million and $230.6 million, respectively, last year. The increase in quarterly net income was primarily due to growth in the portfolio. The full year increase was primarily due to lower loan losses, growth in the portfolio and the absence of losses from Argentina, partially offset by narrower financing spreads, lower gains from a lower volume of retail note sales and higher selling, administrative and general expenses.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

    (c) Exhibits

      (20)
        Press release and supplemental financial information of Deere & Company.

Item 12. Results of Operations and Financial Condition.

    The schedule of Deere & Company Other Financial Information is furnished under Form 8-K Item 12 (Results of Operations and Financial Condition) (Incorporated by reference from Item 12 of Deere & Company Current Report on Form 8-K dated November 25, 2003, file number (1-4121)). The information is not filed for purposes of the Securities Exchange Act of 1934 and is not deemed incorporated by reference by any general statements incorporating by reference this report or future filings into any filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent John Deere Capital Corporation specifically incorporates the information by reference.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

JOHN DEERE CAPITAL CORPORATION

By: */s/ JAMES H. BECHT*
James H. Becht
Secretary

Dated: November 25, 2003

Exhibit Index

Number and Description of Exhibit

(20)   Press release and supplemental financial information of Deere & Company (Incorporated by reference from Item 7 of Deere & Company Current Report on Form 8-K dated November 25, 2003, file number (1-4121)).

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